    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            ------------------------

                             ACNIELSEN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ACNIELSEN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   004833109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EARL H. DOPPELT, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                             ACNIELSEN CORPORATION
                                177 BROAD STREET
                          STAMFORD, CONNECTICUT 06901
                                 (203) 961-3000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               RICHARD A. GARVEY
                                 JOHN G. FINLEY
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer. [ ]

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

     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 22, 2000 (the "14D-9"), as amended by Amendment No. 1 to the 14D-9 filed on January 16, 2001 by ACNielsen Corporation (the "Company"), relating to the tender offer by Artist Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of VNU N.V. ("Parent") to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on December 22, 2000.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(b) of the 14D-9 is hereby amended and supplemented by the following:

     Parent has received unconditional positive advice from its Central Works' Council (the "Works Council") with respect to the bank facility and related guarantee being entered into by Parent in connection with the financing of the Offer. Accordingly, the condition of the Offer requiring positive advice of the Works' Council has been satisfied.

ITEM 9.  EXHIBITS.

     The following exhibits are filed herewith:

      (a)(1) Offer to Purchase, dated December 22, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed on December 22, 2000).
      (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on December 22, 2000).
      (a)(3)  Letter to Stockholders dated December 22, 2000.+*
      (a)(4) Press Release, dated December 18, 2000 (incorporated by reference to Exhibit 99.1 to the Form 8-K of the Company filed on December 20, 2000).
      (a)(5)  Opinion of Evercore Group Inc. dated as of December 17, 2000
              (included as Annex A to this Statement).+*
      (e)(1) Agreement and Plan of Merger dated as of December 17, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(i) to the Schedule TO of Purchaser filed on December 22, 2000).
      (e)(2)  Information Statement Pursuant to Section 14(f) of the
              Exchange Act and Rule 14f-1 thereunder (included as Annex B to this Statement).+*
      (e)(3)  Letter Agreement, dated December 17, 2000, between the
              Company and Earl Doppelt.*
      (e)(4)  Letter Agreement, dated December 17, 2000, between the
              Company and Michael Connors.*
      (e)(5)  Letter Agreement, dated December 17, 2000, between the
              Company and Robert Chrenc.*
      (e)(6)  Letter Agreement, dated December 17, 2000, between the
              Company and Nicholas Trivisonno.*

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+ Included in copy mailed to stockholders.

 * Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACNIELSEN CORPORATION

                                          By: /s/ Earl H. Doppelt
                                            ------------------------------------
                                            Name: Earl H. Doppelt
                                            Title: Executive Vice President and
                                              General Counsel

Dated: January 18, 2001